Mail Stop 3561

November 10, 2009

Stephen B. Parent, Chief Executive Officer
General Metals Corporation
615 Sierra Rose Drive, Suite 1
Reno, Nevada 89511

> **Re:** **General Metals Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 4, 2009**
> **File No. 000-30230**

Dear Mr. Parent:

We have reviewed your letter dated November 4, 2009 in response to our comment letter dated September 16, 2009 and your revised filing, and we have the following comments. Again, we have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Proposal No. 1 – Election of Directors, page 6

1. We note your response to comment two of our letter dated September 16, 2009. We also note that your disclosure indicates that David Salari currently serves as your Chief Operating Officer. If, as you state in that response, Mr. Salari is not your Chief Operating Officer, please revise your disclosure accordingly.

2. In addition, please explain why David Salari's resignation as your Chief Operating Officer was not disclosed in a current report on Form 8-K pursuant to Item 5.02(b) of Form 8-K. In this regard, if a new individual has been appointed as Chief Operating Officer, please explain also why this appointment was not disclosed in a current report on Form 8-K pursuant to Item 5.02(c) of Form 8-K.

3. As previously requested in comment two of our letter dated September 16, 2009, please revise your disclosure to refer to the correct item of Schedule 14A and/or Regulation S-K and the correct rule of the NASDAQ Listing Rules.

4. Further, please provide us with your analysis as to why you conclude in your response to comment two of our letter dated September 16, 2009 that you believe David Salari was not your employee during his tenure as your Chief Operating Officer and, therefore, qualified as an independent director during that time.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Lilyanna Peyser, Attorney-Adviser, at (202) 551-3222, John Fieldsend, Attorney-Adviser, at (202) 551-3343, or me at (202) 551-3725.

Sincerely,

H. Christopher Owings
Assistant Director